UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: March 24, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “2015 Annual Results Announcement”
99.2	Press Release entitled “Steady Progress in All Businesses Production Target Fully Met”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2015 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2015, the steep downward adjustment of the global economy has continued unabated with little signs of recovery. International oil prices have continued to hover at low levels due to concerns over the prospects of global economic growth and oversupply of crude oil. With oil prices once again plummeting towards the end of the year, worldwide oil and gas industry is experiencing a “cold winter”.

We have proactively adjusted our approach and strategy for our future development, continued to focus on quality and efficiency, so as not only strive for survival, but also seek for future development. In 2015, the Company significantly reduced capital expenditures by 38% compared to 2014 and achieved favorable results in different areas of business.

First, we successfully achieved oil and gas production target for the year. Net oil and gas production reached 495.7 million BOE, representing a 14.6% growth over the prior year. The seven new projects planned for 2015 also commenced production smoothly, many of which were ahead of schedule, demonstrating once again our strong capability in project management.

Second, we maintained an intensive exploration program while lowering our exploration capital expenditures. With remarkable achievements in our oil and gas exploration, we have built a solid foundation for the Company’s sustainable development. We once again achieved excellent results from our independent exploration offshore China, with new discoveries including mid-to-large discoveries such as Liuhua 20-2 and the successful appraisal of a number of mid-to-large size oil and gas structures such as Caofeidian 6-4. We also continued to maintain a relatively high exploration success rate and opened up new frontier areas for future exploration. Breakthroughs were also made in overseas exploration. We obtained new discoveries in Algeria and Nigeria, and successfully appraised three oil and gas structures including Libra in Brazil.

The Company continued to benchmark against first-class international peers in terms of business performance and management criteria to improve the profitability of international business and continuously enhance its ability in operating overseas assets. Under the low oil price environment, we closely monitored and strictly controlled the decision-making and execution process of major overseas investment projects. We also conducted comprehensive analysis on costs and returns of these projects. At the same time, we adopted measures to further strengthen risk management of our overseas operations.

In 2015, the Company continued to carry out the “Year of Quality and Efficiency” program. Ensuring stable and safe operations of oil and gas fields and increasing the production efficiency have been the paramount mission for the Company. We have stimulated the momentum of our operations through innovation in management and effectively reduced operating costs through market mechanism. Through innovation in technology, we have embarked on the path for future growth, and we have established a system to streamline our cost structure in the long-term, laying a solid foundation to deal with the risk of continuing low oil prices. During the year, the Company’s all-in cost decreased to US$39.82 per BOE, representing a decline for the second consecutive year. The importance of quality and efficiency has been deeply embedded in the heart of every employee of the Company.

Benefitting from the excellent corporate governance and healthy operations, the Company has been selected as one of the forerunners in the Platts 2015 “Top 250 Global Energy Company Ranking”, ranking the fourth in the overall ranking chart and named the first place in the “oil and gas exploration and production” sector as well as in the “Asia/Pacific Rim” sector.

In view of the solid financial condition of the Company, the Board has recommended a final dividend of HK$0.25 per share (tax inclusive) for the year of 2015.

The downward cycle of oil prices has been deeper and longer than the industry’s expectation. The supply and demand pattern of international oil and gas is undergoing profound transformation. Going forward, oil prices may continue to be at low levels. Accordingly, the Company may face an even more complicated and difficult operating environment.

With the challenging external environment, both the management and staff are well prepared for the long-term confrontation with the “cold winter” and will pull our strengths together to manage through this difficult period. We will continue to adjust our operating strategies, intensify the activities for the “Year of Quality and Efficiency”, make further room for growth through reform and innovation, and consolidate our results through improved systems and policies.

We will maintain our prudent financial policies, be more stringent on investment decisions and strengthen cost control. We will also closely monitor our cash-flow management so as to maintain a more competitive financial condition.

We will ensure a balance between short-term benefits and long-term development. In the area of exploration, we will prioritize exploration work offshore China, striking a balance between mature areas, rolling areas and frontier areas. Overseas, we will focus on high-quality blocks and conventional oil and gas exploration. At the same time, we will strengthen our value-driven exploration philosophy to accumulate a strong resource base for future development. In the area of development and production, we will proceed cautiously with our investment decisions and place emphasis on returns. We will continue the development of our nearly 20 existing projects at a steady pace, ensuring the sustainable growth of the company.

We will persist with green and sustainable development. We will continue to maintain the standards for safety and environmental protection, enhance our capability of risk management and emergency response, to ensure safe and reliable production operations. Meanwhile, we will actively develop clean energy and increase the supply of natural gas and its competitiveness in the market.

In 2015, Mr. Wang Yilin resigned as Chairman of the Company, and Mr. Wang Jiaxiang retired as Non-executive Director. On behalf of the Board of Directors, I wish to extend my appreciation to Mr. Wang Yilin and Mr. Wang Jiaxiang for their contributions to the Company.

Despite the changing industry environment and the challenges resulting from low oil prices, I remain confident in the future of the Company. After steady growth in the past decades, CNOOC Limited is already equipped with a solid foundation to deal with external risks. The Company has a forward-looking vision and extensive experience to face periodic industry cycles. The enormous potential in the Chinese energy industry and market has brought ample opportunities for future development of the Company. CNOOC Limited is committed to working hand in hand with all shareholders and welcome the arrival of spring.

YANG Hua

Chairman

Hong Kong, 24 March 2016

Consolidated Statement of Profit or Loss and Other Comprehensive Income

YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2015	2014
REVENUE
Oil and gas sales	4	146,597	218,210
Marketing revenues		21,422	50,263
Other income		3,418	6,161

		171,437	274,634

EXPENSES
Operating expenses		(28,372)	(31,180)
Taxes other than income tax		(10,770)	(11,842)
Exploration expenses		(9,900)	(11,525)
Depreciation, depletion and amortisation	5	(73,439)	(58,286)
Special oil gain levy		(59)	(19,072)
Impairment and provision		(2,746)	(4,120)
Crude oil and product purchases		(19,840)	(47,912)
Selling and administrative expenses		(5,705)	(6,613)
Others		(3,150)	(3,169)

		(153,981)	(193,719)

PROFIT FROM OPERATING ACTIVITIES		17,456	80,915
Interest income	5	873	1,073
Finance costs	6	(6,118)	(4,774)
Exchange (losses)/gains, net		(143)	1,049
Investment income	5	2,398	2,684
Share of profits of associates		256	232
Share of profit of a joint venture		1,647	774
Non-operating income, net		761	560

PROFIT BEFORE TAX	5	17,130	82,513
Income tax credit/(expense)	7	3,116	(22,314)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		20,246	60,199

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax		—	(2,301)
Exchange differences on translation of foreign operations		7,979	454
Share of other comprehensive income of associates		74	92
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,573)	—
Others		134	(268)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR, NET OF TAX		6,614	(2,023)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		26,860	58,176

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	9	0.45	1.35
Diluted (RMB Yuan)	9	0.45	1.35

Details of the dividends proposed and paid for the year are disclosed in note 8.

Consolidated Statement of Financial Position

31 DECEMBER 2015

(All amounts expressed in millions of Renminbi)

	Notes	2015	2014
NON-CURRENT ASSETS
Property, plant and equipment		454,141	463,222
Intangible assets		16,423	16,491
Investments in associates		4,324	4,100
Investment in a joint venture		24,089	21,150
Available-for-sale financial assets		—	5,337
Equity investments		3,771	—
Deferred tax assets	7	13,575	5,877
Other non-current assets		7,828	5,974

Total non-current assets		524,151	522,151

CURRENT ASSETS
Inventories and supplies		9,263	10,608
Trade receivables	10	21,829	29,441
Derivative financial assets		7	303
Available-for-sale financial assets		—	54,030
Equity investments		14	—
Other financial assets		71,806	—
Other current assets		7,415	8,573
Time deposits with maturity over three months		18,010	22,835
Cash and cash equivalents		11,867	14,918

Total current assets		140,211	140,708

CURRENT LIABILITIES
Loans and borrowings	12	33,585	31,180
Trade and accrued payables	11	32,614	52,192
Derivative financial liabilities		—	316
Other payables and accrued liabilities		13,534	11,499
Taxes payable		4,647	8,311

Total current liabilities		84,380	103,498

NET CURRENT ASSETS		55,831	37,210

TOTAL ASSETS LESS CURRENT LIABILITIES		579,982	559,361

NON-CURRENT LIABILITIES
Loans and borrowings	12	131,060	105,383
Provision for dismantlement		49,503	52,433
Deferred tax liabilities	7	11,627	20,189
Other non-current liabilities		1,751	1,746

Total non-current liabilities		193,941	179,751

NET ASSETS		386,041	379,610

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		342,960	336,529

TOTAL EQUITY		386,041	379,610

LI Fanrong	WU Guangqi
Director	Director

NOTES

31 December 2015

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622) which came into effect on 3 March 2014.

The financial information relating to the years ended 31 December 2015 and 2014 included in this announcement does not constitute the Company's statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap.622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2014 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap.622) and will deliver the financial statements for the year ended 31 December 2015 in due course.

The Company's auditor has reported on the financial statements of the Group for both years. The auditor's reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap.622).

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2015 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2014, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2015 (the “Amendments”) and early adoption of IFRS/HKFRS 9 (2009) Financial Instruments. The adoption of the Amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group. Impact of early adoption of IFRS/HKFRS 9 (2009) Financial Instruments is described as below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates

IFRS/HKFRS 9 (2009) - Financial Instruments

In the current year, the Group has applied IFRS/HKFRS 9 (2009). The Group has chosen 1 January 2015 as its date of initial application (i.e. the date on which the Group has reassessed the classification of its financial assets in accordance with requirements of IFRS/HKFRS 9 (2009)). The classification is based on the facts and circumstances as at 1 January 2015. In accordance with transition provisions set out in IFRS/HKFRS 9 (2009), the Group has chosen not to restate comparative information and has provided additional disclosures in accordance with IFRS/HKFRS 7 Financial Instruments – Disclosures in these consolidated financial statements for the year ended 31 December 2015, and any difference between the measurement under IAS/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS/HKFRS 9 (2009) as at 1 January 2015 is recognised in the opening retained earnings and other reserves at the date of initial application, if any. IFRS/HKFRS 9 (2009) does not apply to financial assets that have already been derecognised at date of initial application. Other than the changes in classification of certain financial assets, the changes in accounting policies had no material financial impact on the amounts recognised on the consolidated statement of financial position of the Group as at 1 January 2015.

IFRS/HKFRS 9 (2009) introduces new classification and measurement requirements for financial assets that are within the scope of IAS/HKAS 39. Specifically, IFRS/HKFRS 9 (2009) requires all financial assets to be classified and subsequently measured at either amortised cost or fair value on the basis of the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

As required by IFRS/HKFRS 9 (2009), debt instruments and hybrid contracts are subsequently measured at amortised cost only if (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (collectively referred to as the “amortised cost criteria”). If either of the two criteria is not met, the debt instruments are classified as at fair value through profit or loss (“FVTPL”).

However, the Group may choose at initial recognition to designate a debt instrument that meets the amortised cost criteria as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. Debt instruments that are subsequently measured at amortised cost are subject to impairment.

Investments in equity instruments are classified and measured as at FVTPL except when the equity investment is not held for trading and is designated by the Group as at fair value through other comprehensive income (“FVTOCI”). If the equity investment is designated as at FVTOCI, all gains and losses are recognised in other comprehensive income and are not subsequently reclassified to profit or loss, except for dividend income that is generally recognised in profit or loss in accordance with IAS/HKAS 18 Revenue.

The directors have reviewed and reassessed the Group’s existing financial assets at 1 January 2015 based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and concluded that the Group’s financial assets, previously classified as “loans and receivables” under IAS/HKAS 39 are held within a business model whose objective is to hold these financial assets in order to collect contractual cash flows that are solely payments of principal and interest. In addition, the directors concluded that the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS/HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS/HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

The initial application of IFRS/HKFRS 9 (2009) has affected the classification of financial assets of the Group, its joint venture/associates and the Group’s other reserves and retained earnings as at 1 January 2015 as follows:

(i)	the Group's publicly traded equity investments (not held for trading) of RMB 2,958 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been designated as at FVTOCI;

(ii)	the Group’s non-publicly traded equity investments (not held for trading) of RMB 2,258 million previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/HKAS 39 have been designated as at FVTOCI. The carrying amounts of the investments previously measured at cost less impairment represent an appropriate estimate of their fair values as at 1 January 2015, as insufficient more recent information is available to measure their fair values;

(iii)	the Group's equity investments of RMB 134 million previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been classified as at FVTPL;

(iv)	the Group's investment in liquidity funds of RMB5,453 million and corporate wealth management products of RMB48,564 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been classified as FVTPL;

(v)	The investment in publicly traded investments (not held for trading) of the Group’s joint venture/associates that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/ HKAS 39 have been designated as at FVTOCI; and

(vi)	The investment in non-publicly traded investments (not held for trading) of the Group’s joint venture/associates previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/ HKAS 39 have been designated as at FVTOCI.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

The list below illustrates the classification and measurement of the financial assets under IAS/HKAS 39 and IFRS/HKFRS 9 (2009) at 1 January 2015, the date of initial application.

	Original measurement category under IAS/HKAS 39	New measurement category under IFRS/HKFRS 9 (2009)	Original carrying amount under IAS/HKAS 39	New carrying amount under IFRS/HKFRS 9 (2009)
Publicly traded equity investments - MEG Energy Corporation	Available-for-sale investments	Financial assets designated as at FVTOCI	2,958	2,958
Publicly traded equity investments - others	Available-for-sale investments	Financial assets at FVTPL	134	134
Non-publicly traded equity investments	Available-for-sale investments	Financial assets designated as at FVTOCI	2,258	2,258
Derivative Financial assets	Financial assets at FVTPL	Financial assets at FVTPL	303	303
Other financial assets: liquidity funds	Available-for-sale investments	Financial assets at FVTPL	5,453	5,453
Other financial assets: corporate wealth management products	Available-for-sale investments	Financial assets at FVTPL	48,564	48,564
Trade receivables	Loans and receivables	Financial assets at amortised cost	29,411	29,411
Time deposits with maturity over three months	Loans and receivables	Financial assets at amortised cost	22,835	22,835
Cash and cash equivalent	Loans and receivables	Financial assets at amortised cost	14,918	14,918
Other non-current assets - dismantlement fund deposits	Loans and receivables	Financial assets at amortised cost	3,981	3,981
Other current assets	Loans and receivables	Financial assets at amortised cost	8,573	8,573

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

In relation to the equity investments (not held for trading), the Group has made an irrevocable election to present subsequent changes in their fair value in other comprehensive income under IFRS/HKFRS 9 (2009), which will not be reclassified to profit or loss on disposal or impairment of the relevant investments. Under IAS/HKAS 39, when an available-for-sales equity investment is disposed of or impaired, the cumulative gain or loss is reclassified from other comprehensive income to profit or loss. Should the Group have not early adopted IFRS/HKFRS 9 (2009), the Group's basic and diluted earnings per share would have been RMB0.41 yuan for the year ended 31 December 2015. There is no material impact on the basic and diluted earnings per share for the year ended 31 December 2014.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9 (2014)	Financial Instruments[1]
IFRS 14/HKFRS 14	Regulatory Deferral Accounts[2]
IFRS 15/HKFRS 15	Revenue from Contracts with Customers[7]
IFRS 16	Leases[5]
Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IAS 1/HKAS 1	Disclosure Initiative[3]
Amendments to IAS 16/HKAS 16	Clarification of Acceptable Methods of Depreciation
and IAS 38/HKAS 38	and Amortisation[3]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle[3]
Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements[3]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture[4]
Amendments to IAS 7	Disclosure Initiative[6]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[6]

1 Effective for annual periods beginning on or after 1 January 2018, except for the 2009 version of IFRS/HKFRS 9, which the Group adopted in advance

2 Effective for first annual IFRS/HKFRS financial statements beginning on or after 1 January 2016

3 Effective for annual periods beginning on or after 1 January 2016

4 Effective date is to be decided

5 Effective for annual periods beginning on or after 1 January 2019

6 Effective for annual periods beginning on or after 1 January 2017

7 Effective for annual periods beginning on or after 1 January 2018

3.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2015 and 2014.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

External revenue	137,243	208,361	33,777	65,643	417	630	—	—	171,437	274,634
Intersegment revenue*	12,339	15,380	(12,339)	(15,380)	85	242	(85)	(242)	—	—

Total revenue	149,582	223,741	21,438	50,263	502	872	(85)	(242)	171,437	274,634

Segment profit for the year	15,695	54,846	879	983	6,048	4,620	(2,376)	(250)	20,246	60,199

Amounts included in the measure of segment profit or loss
Operating expenses	(28,372)	(31,180)	—	—	—	—	—	—	(28,372)	(31,180)
Taxes other than income tax	(10,748)	(11,802)	7	—	(29)	(40)	—	—	(10,770)	(11,842)
Exploration expenses	(9,973)	(11,680)	—	—	—	—	73	155	(9,900)	(11,525)
Depreciation, depletion and amortisation	(72,665)	(57,407)	(324)	(417)	(509)	(484)	59	22	(73,439)	(58,286)
Impairment and Provision	(2,690)	(4,147)	(56)	27	—	—	—	—	(2,746)	(4,120)
Selling and administrative expenses	(3,644)	(3,651)	(340)	(862)	(1,733)	(2,166)	12	66	(5,705)	(6,613)
Interest income	147	125	—	1	1,028	1,801	(302)	(854)	873	1,073
Finance costs	(3,407)	(2,813)	(1)	(3)	(3,369)	(2,997)	659	1,039	(6,118)	(4,774)
Share of (losses)/profits of associates and a joint venture	(117)	12	—	—	2,020	994	—	—	1,903	1,006
Income tax credit (expense)	44	(24,903)	(8)	(114)	3,080	2,703	—	—	3,116	(22,314)

Other segment information
Investments in associates/a joint venture	800	953	—	—	27,613	24,297	—	—	28,413	25,250
Others	532,765	524,702	3,336	8,671	344,037	368,648	(244,189)	(264,412)	635,949	637,609

Segment assets	533,565	525,655	3,336	8,671	371,650	392,945	(244,189)	(264,412)	664,362	662,859

Segment liabilities	(364,056)	(381,342)	(2,243)	(7,142)	(145,475)	(111,311)	233,453	216,546	(278,321)	(283,249)

Capital expenditure	66,122	106,593	11	16	386	794	—	—	66,519	107,403

*	Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

3.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 73% (2014: 65%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2015 and 2014.

	PRC		Canada		Others		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014

Property, plant and equipment	193,359	206,144	105,383	101,644	155,399	155,434	454,141	463,222
Investments in associates/a joint venture	3,499	3,317	816	783	24,098	21,150	28,413	25,250
Other non-current assets	7,087	5,246	694	643	47	85	7,828	5,974

(c)	Information about major customers

The current year’s revenue of approximately RMB14,692 million (2014: RMB25,055 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

4.	OIL AND GAS SALES

	2015	2014

Gross sales	150,618	227,544
Less: Royalties	(2,646)	(6,433)
PRC government’s share of oil	(1,375)	(2,901)

Oil and gas sales	146,597	218,210

5.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2015	2014

Crediting:
Interest income from bank deposits	(873)	(1,073)

Investment income:
– Net gain from available-for-sale financial assets	—	(2,684)
– Fair value changes on other financial assets	(2,398)	—

	(2,398)	(2,684)
Insurance compensation on disposal of property, plant and equipment	(560)	(334)

Charging:
Auditors’ remuneration
– Audit fee	45	47
– Other fees	12	18

	57	65

Employee wages, salaries, allowances and social security costs	6,924	8,751

Depreciation, depletion and amortisation:
– Property, plant and equipment	72,293	57,212
– Intangible assets	1,306	1,398
– Less: Net amount capitalised	(160)	(324)

	73,439	58,286

Operating lease rentals:
– Office properties	438	508
– Plant and equipment	2,448	1,741

	2,886	2,249

Repairs and maintenance	5,034	6,342

Research and development costs	1,629	1,821

Loss/(gain) on disposal of property, plant and equipment	718	(1,158)

6.	FINANCE COSTS

	2015	2014

Interest on bank loans	291	415
Interest on other loans	4,701	3,813
Other borrowing costs	76	1

Total borrowing costs	5,068	4,229
Less: Amount capitalised in property, plant and equipment	(1,385)	(1,842)

	3,683	2,387
Other finance costs:
Unwinding of discount on provision for dismantlement	2,435	2,387

	6,118	4,774

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.735% to 7.875% (2014: from 0.64775% to 7.875%) per annum during the year ended at 31 December 2015.

7.	INCOME TAX

An analysis of the tax (credit)/expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2015	2014

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	9,990	16,609
Provision for overseas enterprise income tax on the estimated taxable profits for the year	3,501	14,083

Deferred tax
Temporary differences in the current year	(12,585)	(8,378)
Effect of changes in tax rates	(4,022)	—

Income tax (credit)/expense for the year	(3,116)	22,314

7.	INCOME TAX (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2015	2014
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(5.8)	7.1
Effect of changes in tax rates	(23.5)	—
Tax credit from the government	(11.5)	(2.2)
Tax reported in equity-accounted entities	(0.4)	(0.1)
Tax losses previously not recognised	(1.9)	(3.3)
Others	(0.1)	0.5

Group’s effective income tax rate	(18.2)	27.0

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2015	2014

At 1 January	14,312	22,633
Credit to the profit or loss	(12,585)	(8,378)
Changes in tax rates	(4,022)	—
Charge to equity	141	(92)
Exchange differences	206	149

At 31 December	(1,948)	14,312

8.	DIVIDENDS

	2015	2014

Dividend per ordinary share:
2015 interim dividend – HK$0.25(2014: interim dividend HK$0.25) per ordinary share	9,145	8,846
2014 final dividend – HK$0.32 (2013: final dividend HK$0.32) per ordinary share	11,274	11,370
Final dividend proposed at HK$0.25 (2014: HK$0.32) per ordinary share by the Board of Directors – not recognised as a liability as at the end of the year	9,397	11,325

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	EARNINGS PER SHARE

	2015	2014
Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculation	20,246	60,199

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	37,363,069	87,318,520

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,684,819,053	44,734,774,504

Earnings per share:
Basic (RMB Yuan)	0.45	1.35
Diluted (RMB Yuan)	0.45	1.35

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2015 and 2014, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

11.	TRADE AND ACCRUED PAYABLES

As at 31 December 2015 and 2014, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

12.	LOANS AND BORROWINGS

The details of notes issued during the year ended 31 December 2015 are as follows:

Issued by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300

The details of note repaid during the year ended 31 December 2015 are as follows:

Repaid by	Maturity	Coupon Rate	Principal Amount USD million
Nexen	Matured in 2015	5.2%	126

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

13.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2014	44,647,455,984	949

Transfer from share premium and capital redemption reserve upon abolition of par value*	—	42,132

As at 31 December 2014	44,647,455,984	43,081

As at 31 December 2015	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

14.	SUBSEQUENT EVENTS

Except for the matter disclosed in Contingencies (c) in this announcement, the Group has no other significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2015, approximately 55.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce operating cost, we plan to actively promote the regional development of oil and gas fields and apply cutting-edge offshore engineering, drilling and production technologies to our operations. In 2015, we emphasized the “Year of Quality and Efficiency” program, with efforts to control costs and increase efficiency. Operating expense per BOE lowered for the second consecutive year.

Currently, we have a healthy financial position. Under low oil price environment, we attached more importance to cash flow management and continued to balance Capex, dividend payment and debt financing.

2015 Overview

In 2015, the global economy continued to adjust, the overall recovery had been weak. The US economy rebounded moderately while the economic recovery in the eurozone was slow; and emerging countries experienced a slowdown in economic growth. For China, the economy was resilient yet under a downward pressure. In 2015, China’s GDP increased 6.9%, the first time in 25 years to achieve a GDP that falls below 7%.

During 2015, due to market concerns over global economic prospects and excess in global supply of crude oil, international oil prices remained at a low level. In 2015, WTI crude oil price averaged US$48.68 per barrel, representing a decrease of 47.7% over the previous year; brent crude oil price averaged US$53.60 per barrel, representing a decrease of 46.1% year over year.

In light of the harsh external environment, the Company intensified its “Year of Quality and Efficiency” program. While making efforts to improve cost efficiency, we also focused our efforts on developing a solid foundation for long term sustainable growth.

During the year, the Company realized a net production of 495.7 million BOE, representing an increase of 14.6% over the previous year, which was at the high-end of the annual production target. For exploration, the Company made breakthroughs domestically and overseas, consolidating our resources for sustainable development. New project construction progressed smoothly. All the seven new projects planned for 2015 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2015. Oil and gas sales were RMB146,597 million (US$23,551.6 million, with the exchange rates applicable for 2015 at 6.2245), representing a decrease of 32.8% over the previous year. Net profit was RMB20,246 million (US$3,252.6 million), representing a decrease of 66.4% over the previous year.

As at 31 December 2015, the Company’s basic and diluted earnings per share were RMB0.45 and RMB0.45, respectively. The board of directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive).

Looking into 2016, the global economy still lacks the momentum for recovery; international oil prices will stay at a low level and the external operating environment will remain tough. Despite this, we are confident in the Company’s future and will persevere through to further strengthen our operational strategies under a low oil price environment, and to promote the “Year of Quality and Efficiency” program in order to meet our production and operation targets.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 66.4% to RMB20,246 million (US$3,252.6 million) in 2015 from RMB60,199 million in 2014, primarily as a result of the decrease in profitability under the low international oil price environment.

Revenues

Our oil and gas sales, realized prices and sales volume in 2015 are as follows:

	2015	2014	Change	Change (%)

Oil and gas sales (RMB million)	146,597	218,210	(71,613)	(32.8%)
Crude and liquids	128,929	200,991	(72,062)	(35.9%)
Natural gas	17,668	17,219	449	2.6%
Sales volume (million BOE)	480.1	415.6	64.5	15.5%
Crude and liquids (million barrels)	404.0	340.6	63.4	18.6%
Natural gas (bcf)	444	435	9	2.1%
Realized prices
Crude and liquids (US$/barrel)	51.27	96.04	(44.77)	(46.6%)
Natural gas (US$/mcf)	6.39	6.44	(0.05)	(0.8%)
Net production (million BOE)	495.7	432.5	63.2	14.6%
China	323.4	269.1	54.3	20.2%
Overseas	172.3	163.4	8.9	5.4%

In 2015, our net production was 495.7 million BOE (including our interest in equity-accounted investees), representing an increase of 14.6% from 432.5 million BOE in 2014, benefitting from the commencement of production of new oil and gas fields in offshore China. The decrease in crude and liquids sales was primarily due to the significantly lower realised oil prices in 2015, which was partially offset by the increase in sales volume.

Operating expenses

Our operating expenses decreased 9.0% to RMB28,372 million (US$4,558.1 million) in 2015 from RMB31,180 million in 2014, and the operating expenses per BOE decreased 20.9% to RMB59.4 (US$9.55) per BOE in 2015 from RMB75.1 (US$12.22) per BOE in 2014, attributable from effective cost control and large increase in production. Operating expenses per BOE offshore China decreased 18.0% to RMB49.5 (US$7.96) per BOE in 2015 from RMB60.4 (US$9.83) per BOE in 2014. Overseas operating expenses per BOE decreased 21.4% to RMB80.2 (US$12.88) per BOE in 2014 from RMB102.1 (US$16.61) per BOE in 2014.

Taxes other than income tax

Our taxes other than income tax decreased 9.1% to RMB10,770 million (US$1,730.3 million) in 2015 from RMB11,842 million in 2014. The decrease was mainly due to the decrease in oil and gas revenue.

Exploration expenses

Our exploration expenses decreased 14.1% to RMB9,900 million (US$1,590.5 million) in 2015 from RMB11,525 million in 2014, among which dry hole expenses decreased 16.7% to RMB4,740 million (US$761.5 million) in 2015 from RMB5,686 million in 2014, due to the decrease of exploration expenditure, less high-cost wells and less wells expenses which were written off according to subsequent reserve evaluation. Meanwhile, the seismic expense decreased as compared to 2014, resulting from the continuing efforts in lowering costs and enhancing efficiency under the circumstance of decreasing exploration expenditure budget.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 26.0% to RMB73,439 million (US$11,798.4 million) in 2015 from RMB58,286 million in 2014. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 11.8% to RMB146.4 (US$23.53) per BOE in 2015 from RMB130.9 (US$21.30) per BOE in 2014, primarily as a result of the increased proportion of production of new oil and gas fields and adjustment projects in offshore China and North Sea in UK in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, the commencement of production of new development wells of shale oil and gas in the U.S. further increased the amortization rate per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 10.3% to RMB3,545 million (US$569.5 million) in 2015 from RMB3,951 million in 2014. Our average dismantling costs per BOE decreased 22.0% to RMB7.43 (US$1.19) per BOE in 2015 from RMB9.52 (US$1.55) per BOE in 2014, primarily due to the decrease of the expected value of asset retirement obligations of producing oil and gas fields, which was estimated based on current services price. Under the environment of reducing capital expenditure in upstream industry, the service price of projects constructions and drilling wells decreased.

Special Oil Gain Levy

Our Special Oil Gain (SOG) Levy decreased 99.7% to RMB59 million (US$9.5 million) in 2015 from RMB19,072 million in 2014, primarily as a result of our decreased realised oil price in offshore China and the Chinese government increased the threshold of the SOG levy to US$65 with effect from 1 January 2015.

Impairment, provision and write off

Our impairment and provision decreased 33.3% to RMB2,746 million (US$441.2 million) in 2015 from RMB4,120 million in 2014. In 2015, certain oil and gas properties located in China, North America, South America and Africa were impaired, which was reflected by the impact of near term lower price. In addition, the Company wrote off some shale oil and gas assets in North America and certain unproved properties in Canada. Approximately RMB1,400 million was included in the depreciation, depletion and amortization charge of the year, and approximately RMB461 million was included in the exploration expenses, respectively. The reason is that the leasehold contracts of these blocks were overdue and the Company withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result.

Selling and administrative expenses

Our selling and administrative expenses decreased 13.7% to RMB5,705 million (US$916.5 million) in 2015 from RMB6,613 million in 2014. Our selling and administrative expenses per BOE decreased 24.9% to RMB11.95 (US$1.92) per BOE in 2015 from RMB15.93 (US$2.59) per BOE in 2014. Such decreases were primarily due to lower expense resulting from the Company’s partial marketing business restructuring and Company’s vigorous efforts in lowering costs and enhancing efficiency in this year.

Finance costs/Interest income

Our finance costs increased 28.2% to RMB6,118 million (US$982.9 million) in 2015 from RMB4,774 million in 2014, primarily due to the increased interest expense from new issuance of guaranteed notes. Our interest income decreased 18.6% to RMB873 million (US$140.3 million) in 2015 from RMB1,073 million in 2014, primarily due to the reduced deposit scale under the decling market interest rate environment.

Exchange gains, net

Our net exchange losses changed 113.6% to RMB143 million (US$23.0 million) in 2015, compared with exchange gains RMB1,049 million in 2014, primarily as a result of the increase in exchange loss as a result of RMB, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income decreased 10.7% to RMB2,398 million (US$385.3 million) in 2015 from RMB2,684 million in 2014, primarily attributable to the decline in market rate of return on investment which was caused by the continuously decline interest rates promulgated by the People’s Bank of China.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 89.2% to RMB1,903 million (US$305.7 million) in 2015 from RMB1,006 million in 2014, primarily attributable to the increase in profitability of joint venture resulting from local finance and tax benefit.

Income tax expense

Our income tax credit changed 114.0% to RMB3,116 million (US$500.6 million) in 2015, compared with income tax expense of RMB22,314 million in 2014, mainly because the UK government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% and resulted in a one-time reversal of net deferred tax liability. In addition, the lower profitability of overseas operations due to decreased oil prices resulted in a further decline in income tax expense. The effective tax rate changed to (18.2%) in 2015 from 27.0% in 2014.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2015 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2015		2014	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	80,095	12,867.7	110,508	(30,413)	(27.5%)
Used in investing activities	(76,495)	(12,289.3)	(90,177)	13,682	(15.2%)
Used in financing activities	(6,893)	(1,107.4)	(19,486)	12,593	(64.6%)

Cash generated from operating activities

The cash inflow from operating activities decreased 27.5% to RMB80,095 million (US$12,867.7 million) in 2015 from RMB110,508 million in 2014, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

Cash used in investing activities

In 2015, our capital expenditure (excluding acquisition) decreased 29.3% to RMB67,674 million (US$10,872.2 million) from 2014, because the Company reduced its capital expenditure on the basis of improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2015 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and U.S. shale oil and gas, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB122,030 million (US$19,604.8 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB104,900 million (US$16,852.8 million), and the decrease in our time deposits with maturity over three months in the amount of RMB4,825 million (US$775.2 million).

Cash used in financing activities

In 2015, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB20,541 million (US$3,300.0 million) and RMB23,184 million (US$3,800.0 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,419 million (US$3,280.4 million), and the repayment of bank loans of RMB24,127 million (US$3,876.1 million).

At the end of 2015, our total interest-bearing outstanding debt was RMB164,645 million (US$26,451.1 million), compared to RMB136,563 million at the end of 2014. The increase in debt in 2015 was primarily attributable to the issuance of guaranteed notes of US$3.8 billion. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 29.9%, higher than that of 26.5% in 2014. The main reason for the increase was the increased scale of interest-bearing debts.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2013	2014	2015
	(RMBmillion)

China
Development	42,839	49,128	25,187
Exploration	12,012	13,718	9,515
Subtotal	54,851	62,845	34,702
Overseas
Development	28,315	33,403	25,957
Exploration	6,216	9,455	5,201
Subtotal	34,531	42,858	31,158
Total	89,383	105,704	65,860

Note: Capitalized interests for 2013, 2014 and 2015 were RMB2,049 million, RMB1,842 million and RMB1,385 million, respectively.

Others

Employees

As of 31 December 2015, the Company had 14,956 employees in China, 5,131 employees overseas and 498 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)	Two oil spill accidents ( the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”).The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries as a result of this incident. The affected wells were suspended, and Nexen’s emergency response plan was activated. The Company places great emphasis on operation safety and has taken measures to minimise the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of regulatory agencies.

The majority of leaked bitumen in the spill area has been safely removed. Further remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements. The total financial impact of this incident on the Group is still uncertain, and the Company has not made a complete provision for the incident in the consolidated financial statements.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. Nexen informed the relevant regulatory authorities immediately and has been cooperating with the authorities investigating the incident. Reasonable estimates for the financial effect cannot be determined at this stage.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2015 have been made at the rate of RMB6.2245 to US$1 (2014: RMB6.1444 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 26 August 2015, and paid to the shareholders of the Company on 13 October 2015.

The Board recommended a payment of a final dividend of HK$0.25 (tax inclusive) per share for the year ended 31 December 2015, payable on 19 July 2016 to all shareholders on the register of members of the Company on 17 June 2016 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2015 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 17 June 2016 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2015 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 17 June 2016. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2015 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 10 June 2016.

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 17 June 2016. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2015, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2015.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2015 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2015.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 23 May 2016 (Monday) to 26 May 2016 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the forthcoming annual general meeting (the “AGM”), members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 20 May 2016 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 13 June 2016 (Monday) to 17 June 2016 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 10 June 2016 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CG CODE

For the year ended 31 December 2015, except for the deviation from the code provision A.4.1 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules (“CG Code”), the Company has complied with the provisions of the CG Code. The following summarises the requirement under the above-mentioned code provision A4.1 and the reason for such deviation.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of the Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2015, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2015, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board
CNOOC Limited
Yang Hua
Chairman

Hong Kong, 24 March 2016

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

Steady Progress in All Businesses Production Target Fully Met

(Hong Kong, March 24, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2015 annual results for the year ended December 31, 2015.

In 2015, the Company maintained an intensive exploration program and made significant achievements in oil and gas exploration while lowering exploration capital expenditures. During the year, the Company made 16 new discoveries and successfully appraised 23 oil and gas structures. In offshore China, the Company made independent new discoveries including mid-to-large sized structure Liuhua 20-2, and successfully appraised a number of mid-to-large sized oil and gas structures such as Caofeidian 6-4. Overseas, we obtained new discoveries in Algeria and Nigeria, and successfully appraised three oil and gas structures including Libra in Brazil. Due to the low oil price, the Company’s reserve replacement ratio was 67% for the year. As at the end of 2015, the Company’s net proved reserves were approximately 4.32 billion barrels of oil equivalent (BOE).

The Company successfully met its annual oil and gas production target, with net oil and gas production reaching 495.7 million BOE, an increase of 14.6% year-over-year (yoy). The seven projects planned for 2015 have commenced production smoothly with many of them coming on stream ahead of schedule, demonstrating once again the Company’s outstanding competence in project management.

During the year, the Company continued to proactively promote the “Year of Quality and Efficiency” program. The Company stimulated its operational vitality through management innovations and effectively lowered operating costs by utilizing market mechanisms. The Company has embarked on the path for future growth through innovation in technology. We established a long-term mechanism to optimize our cost structure, thereby laying a solid foundation to offset the challenges posed by low oil price.

In 2015, the Company’s average realized oil price was US$51.27 per barrel, a decrease of 46.6% yoy, while the average realized natural gas price was US$6.39 per thousand cubic feet, a decline of 0.8% yoy. In addition, the Company’s oil and gas sales revenue was RMB146.6 billion, representing a decline of 32.8% yoy. Due to the efforts of the lowering costs and enhancing efficiency program, the Company’s all-in cost decreased by 5.9% yoy to US$39.82 per BOE, representing a cost decline for the second consecutive year. The net profit declined by 66.4% yoy to RMB20.25 billion.

In 2015, the Company’s capital expenditures were RMB66.5 billion, representing a decrease of 37.9% yoy.

In 2015, the Company’s basic earnings per share was RMB0.45. The Board of Directors have proposed a year-end dividend of HK$0.25 per share (tax inclusive).

Mr. Yang Hua, Chairman of CNOOC Limited, said, “In 2015, the Company achieved satisfactory results in different areas of business notwithstanding the significantly lower capital expenditure. Looking ahead, the Company may face more complex and challenging production and operating environment. We will continue to adjust our business strategy and intensify the activities for the ‘Year of Quality and Efficiency’ program. We will endeavor to allow more space for growth through reform and innovation, and to consolidate our achievements through improved systems and policies, so as to ensure the sustainable growth of the Company.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the

United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia

Tel: +852-2894 6211

Fax:+852-2576 1990

E-mail: cathy.zhang@hkstrategies.com